

Lynn Langford · 2nd

Founder, CEO Blue Gold Works Inc., Supply Chain expert, Sustainable Solutions

Fairfax, California, United States · 500+ connections ·

Contact info

Blue Gold Works Inc.

IMD Business School

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Clean Drinking Water (# of people served daily)
People served based on World Health Organization recommendation of 2 liters per person per day.
Carbon Sequestered (metric tonnes)
Carbon sequestered in Year 6 is the equivalent of removing 46,000 automobiles from the road.
Moringa Oleifera tree sequesters .35 metric tonnes of CO2 per year
Profitability by Product Segment
Profits in Year 6:
Moringa Oil
USD $7.5 million

BGWImpactcharts11-15.pdf



Blue Gold Works Inc. (BGW) is a Safe Water Enterprise (SWE) that delivers attractive financial returns and significant social impact at scale. BGW harvests and sells products derived from the Moringa tree, grown sustainably by African farmers and sells organic oil and honey to premium skin care brands. BGW also extracts water purifying compounds from the waste stream of the oil production. Moringa seed cake powder (MOSCP), has long been used to remove disease carrying toxins from drinking water. Via seperate channels, BGW meets both urban and rural customer needs for drinking water that is is convenient, affordable and safe.

Funds Sought:
BGW is currently seeking USD 900 thousand in seed funding:
- USD430 thousand: Upgrade BGW 2.0 WaterWorks to full capacity serving 8,000 people safe water daily.
- USD218 thousand: Moringa Farming and Processing inputs for sponsored farmers in Nigeria, Zimbabwe, South Africa, and Sierra Leone.
- USD163 thousand: Establish Regional Engineering/Manufacturing hub.
- USD39 thousand: R&D and mosquito control product commericalization.
- USD50 thousand: Secure partnership agreements and 2021 Moringa oil and honey purchase contracts.

Market:
In 2019, the global Moringa products market was USD 6 billion, growing at 12.9% CAGR. Competitiors like Avi Natural and Dawn Moringa are mass producers of generic products. Instead, BGW targets the premium skin care market which prefers high quality, unique and hand crafted products.
The portion of the global safe drinking water market that BGW is uniquely suited to serve is USD187 billion and growing at 8.4% CAGR. The market for safe water is roughly split between urban customers who have the ability to pay and rural customers who cannot pay. Using low cost distribution channels in urban areas and unlocking the entrepreneurial potential of the rural poor is the key to serving the largest portion of the drinking water market at financially sustainable rates.

Business Model:
BGW revenues come from 2 sources; export sales of Moringa products and local sales of Moringa purified water and DIY drinking water kits.
- Premium skin care brands demand high quality, organic, source-verified Moringa oil and honey. BGW professionally manages the supply chain of added-value Moringa products from our African women's farming cooperatives to premium skin care brands. We provide end-to-end supply chain

Lynn Langfo
World-class exp
management
Frank Burkh
Consulting C
CEO Wayfinder
Expert in Market
and Operations
Alex Omijeh
Regional Ma
Developmen
Co-Founder Blu
Ltd Ng, Founder
telecommunicati
Starcodes Cana
Jacobus Lie
Dir. Zimbabw
Founder, Kanye
Growers Produc
Zimbabwe
Thushego M
Dir. South Af
Farm
Owner, Mor Nutr
Pty Ltd, Moringa
company, Makol
South Africa
Dr. Eva Robe
Sierra Leone
Owner, Morvigo
Moringa farm pr
company, Freet
Leone
Board of Adv
Dr. Andrew C
Chair
Former CTO bill
broadband comp
Heath Company
Evan Bauer,
Former CTO Cr
Investment Bank
OpStack Inc
Joyce Griffir
Environmental a
Co-Founder Grif

BGW2.0 Business Summary Nov152020.pdf

Experience

Founder, CEO

Blue Gold Works Inc.

Apr 2017 – Present · 3 yrs 11 mos

Fairfax, CA 94930

Blue Gold Works Inc. commercializes plant-based water purification products while developing young 'waterpreneurs' in Africa

In villages from Sudan to the Himalayas, seeds of the Moringa Oleifera tree have been used to purify water for centuries. Recently, research has shown this inexpensive, plentiful, biodegradable substance capable of extracting toxic heavy metals found in coal ash ponds, as well as inhibiting the maturation of mosquitos responsible for malaria and the zika virus.

...see mor



Advisor

AdvisoryCloud

Jul 2019 – Present · 1 yr 8 mos

If you are ever seeking business advice, you can request a meeting with me through my profile on AdvisoryCloud.https://www.advisorycloud.com/profile/Lynn-Langford

CEO

Lean Green Solutions Inc.

Aug 2002 – Jan 2017 · 14 yrs 6 mos
San Francisco Bay Area

Lean Green Solutions is a Management Consultancy delivering efficient, cost-effective, eco-friendly sustainable solutions to communities, schools, and non-profit organizations.

Board Trustee

Marin Art and Garden Center

Jan 2010 – Jul 2012 · 2 yrs 7 mos

CEO

Langford Partners AG

Jan 1992 – Jan 2002 · 10 yrs 1 mo
Switzerland

Langford Partners AG, a global Management Consultancy, which achieved world class cost reductions for our Fortune 50 client through enterprise-wide re-engineering.

Show 2 more experiences ⌄

Education



IMD Business School

Master of Business Administration (MBA), Business Administration and Management, General
1989 – 1989

Wesleyan University

BS, Psychology and History
1975 – 1979
Activities and Societies: Alpha Phi Omega



